ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

31st January, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Unaudited Financial Results for the Quarter and Nine months ended 31st December, 2006

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine months ended 31st December, 2006, approved at the meeting of the Board of Directors of the Company held on 31st January, 2007.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 31st December, 2006, is also enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results for the Quarter and Nine Months ended 31st December, 2006

(Rs. in Crores)

		Quarter ended 31.12.2006	Quarter ended 31.12.2005	Nine Months ended 31.12.2006	Nine Months ended 31.12.2005	Twelve months ended 31.03.2006
GROSS INCOME		5044.48	4239.08	14467.90	12015.89	16510.51
NET SALES TURNOVER	(1)	3165.57	2556.04	8902.96	7006.07	9790.53
OTHER INCOME	(2)	69.79	48.88	234.21	211.46	286.08
NET INCOME (1+2)		3235.36	2604.92	9137.17	7217.53	10076.61
Less:						
TOTAL EXPENDITURE	(3)	2082.77	1677.70	5876.86	4481.13	6463.15
a) (Increase) / decrease in stock-in-trade		(77.36)	(0.23)	(330.23)	(159.42)	(141.67)
b) Consumption of raw materials, etc.		1424.96	1040.06	4139.45	2883.47	4124.90
c) Staff cost		164.71	136.38	466.93	396.57	541.40
d) Other expenditure		570.46	501.49	1600.71	1360.51	1938.52
INTEREST (Net)	(4)	(0.87)	1.52	3.33	2.28	11.93
DEPRECIATION	(5)	92.10	83.12	270.71	246.16	332.34
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	(6)	1061.36	842.58	2986.27	2487.96	3269.19
Less:						
PROVISION FOR TAXATION (Including prior year adjustments)	(7)	343.96	260.31	936.99	775.06	988.82
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS (6-7)	(8)	717.40	582.27	2049.28	1712.90	2280.37
EXCEPTIONAL ITEMS (NET OF TAX)	(9)	-	(45.44)	-	(45.44)	(45.02)
PROFIT AFTER TAX (8+9)		717.40	536.83	2049.28	1667.46	2235.35
PAID UP EQUITY SHARE CAPITAL	(10)	376.02	375.51	376.02	375.51	375.52
(Ordinary shares of Re. 1/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(11)	-		-	-	8626.79
EARNING PER SHARE (Rs.)	(12)					
On Profit after Tax before Exceptional Items						
- Basic (Rs.)		1.91	1.55	5.46	4.57	6.08
- Diluted (Rs.)		1.90	1.54	5.43	4.55	6.05
On Profit after Tax and Exceptional Items						
- Basic (Rs.)		1.91	1.43	5.46	4.45	5.96
- Diluted (Rs.)		1.90	1.42	5.43	4.43	5.93
AGGREGATE OF PUBLIC SHAREHOLDING	(13)					
- NUMBER OF SHARES		3703328339	3682010688	3703328339	3682010688	3686478363
- PERCENTAGE OF SHAREHOLDING		98.49	98.05	98.49	98.05	98.17

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 31st January, 2007.

(ii) Figures for corresponding quarter and nine months ended 31st December, 2005 have been re-arranged, wherever necessary to conform to current presentation.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 28,17,390 Ordinary Shares of Re. 1/- each were issued and allotted under the ITC Employee *Stock Option Scheme*. *Consequently*, the issued and paid-up share capital of the Company as on 31st December, 2006 stands increased to Rs. 376,01,65,920/-.

(v) During the quarter, 3 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vi) Provision for Taxation includes Rs.3.52 Crores and Rs. 9.77 Crores for Fringe Benefit Tax for the quarter and nine months ended 31st December, 2006 respectively. (Corresponding previous quarter and nine months ended 31st December, 2005 - Rs. 5.22 Crores and Rs. 14.74 Crores respectively).

(vii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Nine Months ended 31st December, 2006 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine Months ended 31st December, 2006

(Rs. in Crores)

	Quarter ended 31.12.2006	Quarter ended 31.12.2005	Nine Months ended 31.12.2006	Nine Months ended 31.12.2005	Twelve months ended 31.03.2006
1. Segment Revenue					
a) FMCG - Cigarettes	3278.72	2880.83	9539.66	8447.01	11329.74
- Others	436.65	260.59	1205.93	707.81	1013.47
Total FMCG	**3715.37**	**3141.42**	**10745.59**	**9154.82**	**12343.21**
b) Hotels	281.59	219.19	681.32	520.03	783.35
c) Agri Business	782.76	654.90	2762.63	1874.44	2678.44
d) Paperboards, Paper & Packaging	543.23	489.54	1566.71	1420.23	1895.73
Total	**5322.95**	**4505.05**	**15756.25**	**12969.52**	**17700.73**
Less : Inter-segment revenue	348.26	314.85	1522.56	1165.09	1476.30
Gross sales / Income from operations	**4974.69**	**4190.20**	**14233.69**	**11804.43**	**16224.43**
2. Segment Results					
a) FMCG - Cigarettes	828.28	692.87	2430.47	2070.46	2708.78
- Others	(46.49)	(39.47)	(153.65)	(129.47)	(171.81)
Total FMCG	**781.79**	**653.40**	**2276.82**	**1940.99**	**2536.97**
b) Hotels	118.40	76.63	233.73	160.29	258.09
c) Agri Business	21.66	14.92	114.88	82.11	90.86
d) Paperboards, Paper & Packaging	104.13	91.32	319.61	272.73	351.42
Total	**1025.98**	**836.27**	**2945.04**	**2456.12**	**3237.34**
Less : i) Interest (Net)	(0.87)	1.52	3.33	2.28	11.93
ii) Other un-allocable expenditure net of un-allocable income	(34.51)	(7.83)	(44.56)	(34.12)	(43.78)
Profit Before Tax and Exceptional Items	**1061.36**	**842.58**	**2986.27**	**2487.96**	**3269.19**
3. Capital Employed					
a) FMCG - Cigarettes *			1830.84	741.04	1463.28
- Others			924.98	473.78	489.30
Total FMCG			**2755.82**	**1214.82**	**1952.58**
b) Hotels			1382.40	1377.56	1374.22
c) Agri Business			1442.13	1236.73	1059.65
d) Paperboards, Paper & Packaging			2241.35	1789.65	1908.07
Total Segment Capital Employed			**7821.70**	**5618.76**	**6294.52**

*Before considering provision of Rs. 513 Crores (31.12.2005 - Rs. 405 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	-	Cigarettes & Smoking Mixtures.
	: Others	-	Branded Garments, Greeting, Gifting & Stationery, Agarbattis, Matches and Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Foods).
Hotels		-	Hoteliering.
Paperboards, Paper & Packaging		-	Paperboards, Paper including Specialty Paper & Packaging.
Agri Business		-	Agri commodities such as Rice, Soya, Wheat, Coffee and Leaf Tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter and nine months are after absorbing costs relating to the expansion of the strategic e-Choupal initiative.

(5) Figures for the corresponding quarter and nine months ended 31.12.2005 have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 31st January, 2007
Place : New Delhi, India

For and on behalf of the Board

Executive Director

Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J.L.Nehru Road
Kolkata 700071

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the Quarter and nine months ended 31st December 2006" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For A.F.Ferguson & Co.
Chartered Accountants

END

(A.S.Varma)
Partner

New Delhi: 31st January, 2007

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